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SECU 18000914

SEC MAIL PROCESSING
Received
FEB 26 2018 *
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 01 2017 (MM/DD/YY) AND ENDING DECEMBER 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BRYAN GARNIER SECURITIES LLC

(No. and Street)

750 LEXINGTON AVE 16th FLOOR N.Y. N.Y. 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN Pollock 212-521-6795

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL COGLIANESE CPA .PC

(Name – *if individual, state last, first, middle name*)

125 E. LAKE STREET SUITE 303 BLOOMINGDALE IL 60108

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Nicolas d'Hallvin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Garnier Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARYANN RUGGIERO
Notary Public, State of New York
Reg. No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2021

BRYAN GARNIER SECURITIES, LLC.

FINANCIAL STATEMENTS and REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2017

Bryan Garnier Securities, LLC.

TABLE OF CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Bryan Garnier Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bryan Garnier Securities, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, changes in subordinated loan, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bryan Garnier Securities, LLC's management. Our responsibility is to express an opinion on Bryan Garnier Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bryan Garnier Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Bryan Garnier Securities, LLC's financial statements. The supplemental information is the responsibility of Bryan Garnier Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Bryan Garnier Securities, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 15, 2018

Bryan Garnier Securities, LLC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	286,720
Commission Receivable		50,686
Other Receivable		8,501
Due From Related Entity		318,451
Other Assets		66,261
Prepaid Expense		21,399
Total Assets	$	752,018

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$	16,711
Deferred Rent Payable		13,120
Total Liabilities		29,831
Liabilities Subordinated to claims of General Creditors		575,000
Members Equity		147,187
Total Liabilities and Members Equity	$	752,018

See notes to financial statements

Bryan Garnier Securities, LLC.
STATEMENT OF INCOME
Year ended December 31, 2017

Income		
Commission Income	$	480,265
Research Income		373,914
Fee Income		636,634
Interest Income		101
Total Income	$	1,490,914
Operating expenses:		
Salaries		639,349
Payroll Taxes		34,059
Professional Fees		22,493
Regulatory fees		7,247
Market Data		134,092
Rent		197,364
Pension Expense		33,525
Travel & Entertainment		51,696
Clearing Costs		66,622
Insurance		171,052
Taxes		7,845
Office Expense		34,454
Depreciation Expense		4,397
Other Expenses		15,723
		1,419,918
Net income	$	70,996

See notes to financial statements

Bryan Garnier Securities, LLC.
STATEMENT OF CHANGES IN MEMBERS EQUITY
Year Ended December 31, 2017

Balance, January 1, 2017	$	76,191
Net income		70,996
Balance, December 31, 2017	$	147,187

See notes to financial statements

Bryan Garnier Securities, LLC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	70,996
Non Cash Expenses		
Depreciation		4,397
Adjustments to reconcile net income to net cash provided by opererating activities:		
Increase in Due From Related Entity		(136,634)
Increase in Prepaid Assets		(10,899)
Decrease in Accounts Payable		(8,325)
Increase in Other Assets		(6,266)
Decrease in Commission Receivable		45,134
Increase in Deferred Rent Payable		13,120
Increase in Other Receivables		(8,501)
Net Cash provided by Operating activities		(36,978)
Net decrease in cash during the year		(36,978)
Cash, beginning of year		323,698
Cash, end of year	$	286,720

Supplemental disclosures of cash flow information		
Cah paid during the year for Interest	$	-
Income Tax Payments	$	-

See notes to financial statements

Bryan Garnier Securities , LLC

STATEMENT OF Changes in Subordinated Loan

For the year ended December 31, 2017

Balance as of January 01, 2017	$	575,000
New Subordinated		-
Balance as of December 31, 2017	$	575,000

See notes to financial statements

BRYAN GARNIER SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1 - Nature of Business and Significant Accounting Policies

Bryan Garnier Securities, LLC, (the "Company") is a single member limited liability company which was formed under the laws of the State of New York on October 15, 2009.The Company's sole member is Bryan Garnier & Co. Ltd. The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European Securities, specifically in research-based sales and distribution of Pan-European equity securities under esale provision of the Securities and Exchange Commission. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC ") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 Income Taxes

The Company operates as a limited liability company. In lieu of Company income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The unincorporated business tax not been accrued.

NOTE 4 Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 7 - Regulatory Requirements

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2017, the Company's net capital was $ 57,575 in excess of the required minimum.

NOTE 8– Related Party Transactions

The firm received $ 636,634 as fee income in 2017 from its parent Bryan Garnier & Co Ltd..
The firm also has a receivable of 318,451 for reimbursement of operating costs.
The parent reimburses Bryan Garnier Securities LLC for all cost plus a mark-up of 5 %.

NOTE 9 – Commitments

As of December 31, 2017, the Company is obligated under a lease for office and storage space, which expires on July 31, 2020. The lease contains predetermined fixed escalations of minimum rentals during the lease term. The minimum rent commitment per year is:

2018	210,000
2019	210,000
2020	122,500

The lease requires a security deposit of $ 55,000 which is included in other assets on the statement of financial condition. The lease also provides for abatement of one month's rent of $ 17,500. The lease abatement is being amortized over two years and is included in deferred rent payable on the statement of financial condition

The Company has a defined contribution plan under section 401(K) of the Internal revenue code The plan covers all employees who have attained the age of 21 and provides for participants to defer salary amounts up to statory limits. The company is allowed to make discretionary matching contributions based on the salary deferral contributed by each participant. A matching contribution in the amount of approximately $ 33,000 was made for the year ended December 31, 2017.

NOTE 10 -Liabilities subordinated to claims of General Creditors

In July 2010, the Company entered into two subordinated loan agreements with its Member in the amount of $342,000 and $233,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on Sept 25 2018 and bear interest at rates 5% per annum. The interest was waived by the Parent. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid.

NOTE 11 – Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2017 and February 15, 2018 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. There was a paydown of the due from related entity of 40,000.

Bryan Garnier Securities , LLC.
UNIFORM NET CAPITAL RULE 15c3-1
Year ended December 31, 2017

Supplemental Information Schedule I

Partners Capital	$	147,187
Liabilities Subordinated to claims of General Creditors		575,000
Total Capital and allowable Subordinated Liabilities		722,187
Non Allowable Assets		414,612
Net capital	$	307,575
Aggregate indebtedness	$	29,831
Computation of basic net capital requirement		
Minimum net capital required	$	1,989
Minimum dollar net capital	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	57,575
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	7,575
Percentage of aggregate indebtedness to net capital		9.7%

There were no differences between the Net Capital reported by the company Equity in Part 11A of the focus report and these financial statements.

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Bryan Garnier Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bryan Garnier Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bryan Garnier Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Bryan Garnier Securities, LLC stated that Bryan Garnier Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bryan Garnier Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Garnier Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 15, 2018

Bryan Garnier Securities LLC

January 30, 2018

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017

Dear Sir/Madame:

For the fiscal year ending December 31, 2017, Bryan Garnier Securities LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Bryan Garnier Securities LLC met the exemption provided above for the period ending December 31, 2017

Sincerely,

Nicolas d'halluin
President

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of Bryan Garnier Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Bryan Garnier Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Bryan Garnier Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Bryan Garnier Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bryan Garnier Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in amended Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in amended Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the amended Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 15, 2018

— AMENDED RETURN —

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BRYAN GARNIER SECURITIES LLC
750 LEXINGTON AVE 16TH FL.
NEW York, N.Y. 10022-1200

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARTIN Pollock 212-521-6795

2. A. General Assessment (item 2e from page 2) $ 2,036.37

B. Less payment made with SIPC-6 filed (exclude interest) (817.00)

7/14/17
Date Paid

C. Less prior overpayment applied - PAID 2/21/2018 (2094.17)

D. Assessment balance due or (overpayment) < 675.00 >

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ < 675.00 >

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BRYAN GARNIER SEC LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 6 day of FEBRUARY, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/17
and ending 12/31/17

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,490,914

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,490,914

2e. General Assessment @ .0015 $ 2236.37

(to page 1, line 2.A.)